John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law  GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

February 28, 2013

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On December 13, 2012, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 93 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 94 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of making a revision to the Geier Strategic Total Return Fund’s investment objective.

On January 8, 2013, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Principal Investment Strategies

1. Comment: The tenth paragraph in this section indicates that “[t]he remainder of the portfolio will likely be allocated among gold and precious metals ETFs, lower grade high-yield bonds, emerging market securities, and REITs.” Please provide corresponding risk disclosure for the investments in emerging market securities.

Response: The Trust has revised the disclosure as you have requested.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

February 28, 2013

Appendix A – Adviser’s Prior Performance

2. Comment: Please add that the returns for the 1, 5 and 10 year periods are “average annual returns.” This may be added in a heading or in the introductory paragraph.

Response: The Trust has revised the disclosure as you have requested.

It was noted that there were no comments to the Statement of Additional Information.

*                    *                     *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively